Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, NW
Washington, DC 20004
Tel.  +1.202.739.3000
Fax: +1.202.739.3001
www.morganlewis.com

Keith E. Gottfried

Partner
+1.202.739.5947
keith.gottfried@morganlewis.com

June 23, 2016

VIA EDGAR AS CORRESPONDENCE

Mr. Daniel F. Duchovny, Esq.

Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Support.com, Inc.
Responses to Comment Letter dated June 10, 2016
Filed June 17, 2016
File No. 001-37594

Dear Mr. Duchovny:

On behalf of Support.com, Inc., a Delaware corporation (“Support.com” or the “Company”), we are responding to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in its letter dated June 22, 2016 (the “Comment Letter”), relating to the above referenced Responses to the Comment Letter dated June 17, 2016 filed by Support.com with the Commission.

Set forth below are Support.com’s responses to the Staff’s comments. The responses set forth below are based upon information provided to Morgan, Lewis & Bockius LLP by Support.com. For the convenience of the Staff, the text of each of the Staff’s comments is set forth in this letter in italics with the response immediately following each italicized comment. Paragraph numbering used for each response set forth below corresponds to the paragraph numbering used in the Comment Letter.

Support.com today filed definitive additional materials (DEFA14A) on Schedule 14A via EDGAR in which it attached revised slides for the investor presentation that Support.com is using with investors prior to Support.com’s 2016 Annual Meeting of Stockholders to be held on June 24, 2016, responding to the Staff’s comments. These slides replace substantially similar

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Mr. Daniel F. Duchovny, Esq.
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
June 23, 2016

slides that were included in the investor presentation that Support.com had originally filed with the Commission as definitive additional materials (DEFA14A) on June 8, 2016.

On behalf of Support.com, we advise you as follows:

1.                 We note your response to prior comment 1 and we reissue it. Please revise the referenced disclosure to note that control premiums are not commonly associated with exercising a right to nominate directors, but rather are referred to in connection with purchases of a controlling interest in the capital stock of a company. We do not believe it would be appropriate to instead refer to any impact on the potential to receive a control premium in future transactions, given that new directors should not be presumed to act inconsistently with their fiduciary duties.

Response: In response to the Staff’s comment, Support.com has revised the slides for its investor presentation to delete any reference to stockholders not receiving a “control premium” for their shares in connection with the insurgent group’s proxy contest to seek control of the Support.com Board of Directors. Support.com has also revised the paragraph that was included on the first page of Support.com’s June 8, 2016 DEFA14A filing to remove the reference to the absence of any “control premium” being paid to stockholders.

2.                  We note your response to prior comment 5 and we reissue it. We do not believe that the support you have provided is sufficient to make the statement which carries a negative connotation that the insurgents may conduct a sale of all or part of the company in haste and at any available price. Please revise your disclosure.

Response: In response to the Staff’s comment, Support.com has revised the slides for its investor presentation to delete any reference to any potential “fire sale” by the insurgent group of all or any part of Support.com.

*   *   *   *   *   *

The registrant and each participant hereby acknowledge that:

•	the registrant and each participant is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Mr. Daniel F. Duchovny, Esq.
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
June 23, 2016

•	the registrant and each participant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff of the SEC has any questions or comments regarding the foregoing, please telephone the undersigned, Keith E. Gottfried of Morgan, Lewis & Bockius LLP, or Stephen E. Gillette of Jones Day, each of which is serving as counsel to Support.com. We can be reached by telephone at (202) 739-5947 and (650) 739-3997, respectively, or via email at keith.gottfried@morganlewis.com and segillette@jonesday.com, respectively.

Sincerely,

/s/ Keith E. Gottfried

Keith E. Gottfried

cc:	Michelle Johnson, Esq. (Support.com, Inc.)
Stephen E. Gillette, Esq. (Jones Day)